FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding obtaining the approval for non-public issuance of A shares of Huaneng Power International, Inc. (the Registrant”), submitted by the Registrant on June 28, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON OBTAINING THE APPROVAL FOR NON-PUBLIC ISSUANCE OF A SHARES FROM THE CSRC

On 27 June 2018, Huaneng Power International, Inc. (the “Company”) received an “Approval on the Non-public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696) issued by the China Securities Regulatory Commission (the “CSRC”). Brief terms of the Approval are as follows:

1.	Approval is given for the Company’s non-public issuance of no more than 800,000,000 new shares.

2.	The issuance of shares shall be implemented in strict compliance with the application documents submitted to the CSRC.

3.	The Approval shall be valid for 6 months from the date of approval of the issuance.

4.
From the date of approval of the issuance until the end of the issuance, the Company should report to the CSRC in a timely manner on happening of any major event and shall handle it in accordance with relevant regulations.

The board of directors of the Company shall handle all matters relating to the non-public issuance of A shares within the prescribed time limit in accordance with the relevant laws and regulations, the requirements of the abovementioned approval and the authorization obtained at general meeting(s) of the Company, and shall fulfill its information disclosure obligation in a timely manner.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
28 June 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 28, 2018